UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg Ronit Dulberg, Chief Financial Officer

Dated: April 26, 2007

CAMTEK REPORTS PRELIMINARY INFORMATION
ON EXPECTED REVENUES FOR THE FIRST QUARTER OF 2007

First Quarter Revenues Expected to be approximately $14 Million

MIGDAL HA'EMEK, Israel, April 10, 2007. - Camtek Ltd. (Nasdaq, TASE: CAMT) reported today that it expects to report revenues for first quarter of 2007 of approximately $14 million. The exact amount of revenues is subject to final adjustment and review by the Company’s auditors.

Rafi Amit, Camtek's CEO, commented: “One of the main reasons to our shortfall of revenues to the PCB market was a longer than anticipated sales process into China following the Chinese New Year holidays, which were late this year. This pushed a number of sales to the end of the quarter, and we were not able to achieve all the needed criteria to recognize revenues within the quarter. Orders of semiconductor systems were also delayed, which added to the revenue shortfall.

As we previously reported, we believe that, based on inputs from our customers, we see a shift in the PCB market and expect an increased demand for our products in the second quarter of 2007 and a further increase in demand for our semiconductor products in the second half of the year”.

Camtek will be pleased to host a conference call tomorrow, Wednesday, April 11, 2007 at 8:00 a.m. EDT. Rafi Amit, Chief Executive Officer and Ronit Dulberg, Chief Financial Officer will be on the call and will be available to answer investors’ questions.

To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

US:        1-866-527-8676 or 1-888-668-9141              at 8:00 a.m. EDT
Israel:           03-918-0609                           at 3:00 p.m. IL time
International:  +9723-918-0609

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at www.camtek.co.il beginning 48 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CAMTEK: Ronit Dulberg, CFO Tel: +972-4-604-8308 Fax: +972-4-604 8300 Mobile: +972-5-469-4902 mosheamit@camtek.co.il	IR/PR ISRAEL Financial Communication Noam Yellin Tel: +972 3 6954333 Fax: +972 544 246720	IR INTERNATIONAL Ehud Helft / Kenny Green GK International Tel: (US) 1 866 704 6710 kenny@gk-biz.com ehud@gk-biz.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.